

February 7, 2011

Via Facsimile and U.S. Mail

Mr. Kevin M. Goodwin
President
SonoSite, Inc.
21919 30th Drive SE
Bothell, WA

> **Re: SonoSite, Inc.**
> **Form 10-K for year ended December 31, 2009**
> **Filed March 26, 2010**
> **File No. 0-23791**

Dear Mr. Goodwin:

We have reviewed your response letter dated January 20, 2011 and have the following additional comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by revising future filings where indicated and by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Financial Statements, page 65

Note 2. Summary of Significant Accounting Policies, page 48

1.   We note your response to prior comment 5 and your explanation on how you determined that the acquisitions of CDIC in 2009 and VisualSonics did not result in additional operating segments. In this regard, we note that your analysis of the criteria of the FASB Accounting Standards Codification was limited to the guidance in paragraph 280-10-50-1. Further, there is no indication of an analysis of paragraphs 280-10-50-10 through 280-

   10-50-19 supporting your conclusion that you have one reportable segment. Please expand your analyses to address the criteria in paragraphs 280-10-50-2 through 280-10-50-9 in identifying the number of operating segments and indicate whether or not paragraphs 280-10-50-10 through 280-10-50-19 are applicable.

   You may contact David Burton, Staff Accountant at (202) 551-3626 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney at (202) 551-3269 or Geoffrey Kruczek, Legal Reviewer at (202) 551-3641 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3643.

        Sincerely,

        Kevin L. Vaughn
        Accounting Branch Chief